CUSIP No. 784933103	Page 1 of 5 Pages

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 5)*

Under the Securities Exchange Act of 1934

SPAR Group, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

784933103
(CUSIP Number)

William H. Bartels
333 Westchester Avenue, South Building, Suite 203
White Plains, NY 10604
(914) 332-4100
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 13, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box ☐.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 784933103	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON William H. Bartels, individually
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3 to the Original Schedule 13D)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,731,565
	8	SHARED VOTING POWER 557,128
	9	SOLE DISPOSITIVE POWER 4,731,565
	10	SHARED DISPOSITIVE POWER 557,128
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,465,611*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 55.0%*
14	TYPE OF REPORTING PERSON IN

*

Includes 5,067,293 shares of Common Stock of the Company beneficially owned by Mr. Brown and 1,109,625 shares of Common Stock held in the SP/R, Inc. Defined Benefit Pension Trust (the “Trust”) maintained for the benefit of the SP/R, Inc. Defined Benefit Pension Plan (the “Plan”), the participants of which are current and former employees of SP/R, Inc. Mr. Brown is a former employee of SP/R, Inc. and is a participant in the Plan. Mr. Brown is not a trustee of the Trust and disclaims beneficial ownership of the shares of Common Stock held in the Trust. The Reporting Person may act in concert with Mr. Brown and the Trust with respect to certain matters, which are discussed in Item 4 of this Schedule 13D/A. As a result, the Reporting Person, Mr. Brown and the Trust may be deemed to comprise a “group” within the meaning of Section 13(d)(3) of the Act and Rule 13d-5(b) thereunder. The group may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) all of the shares of Common Stock of the Company beneficially owned by the Reporting Person, Mr. Brown and the Trust. However, the Reporting Person expressly disclaims beneficial ownership of the 5,067,293 shares beneficially owned by Mr. Brown and the 1,109,625 shares of Common Stock held in the Trust.  Mr. Brown expressly retains sole or shared voting and dispositive power over such 5,067,293 shares, the trustees of the Trust retain shared voting and dispositive power over such 1,109,625 shares and the Reporting Person has neither sole nor shared voting or dispositive power over such 6,176,918 shares.  Mr. Brown and the Trust have filed a separate Schedule 13D/A with respect to their interests.

CUSIP No. 784933103	Page 3 of 5 Pages

SCHEDULE 13D/A

Item 1.	Security and Issuer

This Amendment No. 5 to Schedule 13D (this “Amendment”) amends and supplements the information set forth in the Schedule 13D originally filed by the Reporting Person with the Securities and Exchange Commission (“SEC”) on July 19, 1999 (the “Original Schedule 13D”) relating to the common stock, $0.01 par value per share (the “Common Stock”), of SPAR Group, Inc., a Delaware corporation (the “Company” or “SGRP”), as amended by Amendment No. 1 to the Original Schedule 13D filed with the SEC on June 1, 2018 (“Amendment No. 1”), Amendment No. 2 to the Original Schedule 13D filed with the SEC on August 6, 2018 (“Amendment No. 2”), Amendment No. 3 to the Original Schedule 13D filed with the SEC on September 19, 2018 (“Amendment No. 3”) and Amendment No. 4 to the Original Schedule 13D filed with the SEC on January 25, 2019 (“Amendment No. 4”). The Original Schedule 13D, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4, is hereinafter referred to as the “Schedule 13D.” The address of the principal executive offices of the Company is 333 Westchester Avenue, South Building, Suite 204, White Plains, New York 10604. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D.

As of the date of this Amendment, the Reporting Persons may be deemed to beneficially own, in the aggregate, 11,465,611 shares of the Common Stock of the Company, which represents approximately 55.0% of the outstanding Common Stock of the Company. The percentages in this Amendment are calculated based upon 20,847,461 outstanding shares of Common Stock as of August 2, 2019, as reported in the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2019 filed with the SEC on August 14, 2019.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

The Reporting Person, alone or in conjunction with other stockholders, has determined from time to time, to engage with the Company’s Board of Directors (the “Board”) and to take actions in his capacity as a significant stockholder to strengthen the Company’s corporate governance. Under the Company’s Amended and Restated By-Laws (the “By-Laws”), stockholders have the right to call special meetings of stockholders and to take action by written consent in lieu of a meeting. Previous actions taken by Mr. Brown and the Reporting Person (the “Stockholders”) are described in Amendment No. 1, Amendment No. 2, Amendment No. 3, and Amendment No. 4.

As reported in Amendment No. 5 to the Schedule 13D filed jointly by Mr. Brown and the Trust, on August 16, 2019, Mr. Brown, together with the Trust, delivered an action by written consent of stockholders, executed on August 16, 2019, pursuant to which Mr. Brown and the Trust resolved (i) to increase the size of the Board by one if, at the time the written consent becomes effective, there is no vacancy on the Board; and (ii) to elect and appoint Panos Lazaretos as a director of the Company (the “Election Consent”). This Election Consent represented less than the required majority of the outstanding Common Stock of the Company.

CUSIP No. 784933103	Page 4 of 5 Pages

Following the August 16, 2019 delivery of the Election Consent, the Reporting Person engaged with the Board to seek agreement regarding the election of Mr. Lazaretos to the Board. As a result of these mutual efforts of engagement, the Stockholders and the Board took joint actions in furtherance of this objective.

On October 13, 2019, the Reporting Person joined the Election Consent, and Election Consents representing a majority of the outstanding shares of Company Common Stock were delivered to the Company.

Additionally, on October 13, 2019, as a demonstration of the cooperative efforts of the Stockholders and the Board, the Board met to confirm Mr. Lazaretos’ election to the Board and to authorize related actions, such as providing notice to non-consenting stockholders as required by federal and state law.

Except as otherwise set forth in this Item 4, the Reporting Person (alone or in conjunction with other stockholders of the Company) currently has no plan or proposal which relates to or would result in any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D; provided, such plans or proposals may have been considered, and may from time to time hereafter be considered. The Reporting Person may also acquire or dispose of Company securities in the ordinary course.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

(c)	During the past 60 days, Mr. Brown has sold of the following shares of Common Stock of the Company on the open market:

Date	No. of Shares	Sale Price/Share
09/03/19	52,100	$1.20
09/05/19	5,200	$1.14
09/06/19	2,000	$1.07
09/06/19	20,670	$1.05
09/06/19	2,250	$1.08
09/06/19	5,720	$1.06
09/06/19	8,982	$1.04
09/06/19	9,572	$1.03
09/06/19	8,265	$1.01
09/06/19	15,241	$1.02
09/09/19	105	$1.03
09/09/19	19,663	$1.02
09/09/19	8,455	$1.01
09/09/19	40,252	$1.00
09/09/19	1,525	$0.99

In addition, on August 30, 2019, Mr. Brown disposed of 90,000 shares of Common Stock of the Company through a gift for no consideration. Except for the foregoing transactions, no transactions in the Common Stock of the Company have been effected by the Reporting Person, Mr. Brown or the Trust in the past 60 days.

CUSIP No. 784933103	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned, William H. Bartels, hereby certifies that the information set forth in this Schedule 13D/A is true, complete and correct.

Dated: October 18, 2019

/s/ William H. Bartels
William H. Bartels